 1-A/A LIVE 0001775196 XXXXXXXX 024-10996 false false false Acqusalut Inc. FL 2019 0001775196 5812 83-4309196 1 1 7135 COLLINS AVE NO.624 MIAMI BEACH FL 33141 3058658193 Indrajith Andrew Weeraratne Other 14552.00 0.00 0.00 0.00 14552.00 0.00 0.00 0.00 14552.00 14552.00 0.00 5078.00 0.00 -5078.00 0.00 0.00 Indrajith Andrew Weeraratne Class A Common Stock 4130000 0 Not trading Class B Common Stock 11000000 0 Not trading 0 0 true true false Tier2 Audited Equity (common or preferred stock) N N N Y N N 100000000 4130000 0.2000 20000000.00 0.00 0.00 0.00 20000000.00 0.00 0.00 0.00 Malone Bailey 3500.00 Clifford Hunt 4000.00 0.00 State Fees 7000.00 true false AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 true